KinerjaPay Corp.
J1 Multatuli, No. 8A
Medan, 20151 Indonesia

September 13, 2016

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Geoff Kruczek, Senior Staff Attorney

RE: KinejaPay Corp.
File No. 333-211294
Amendment No. 2 to Registration Statement on Form S-1
Staff Comment Letter dated August 1, 2016

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated August 1, 2016, with respect to the above-referenced Form S-1/A filed by KinerjaPay Corp. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.
Implications of Being an Emerging Growth Company, page 6

Comment 1. Your response to prior comment 2 states that you have attached all communications to your response letter, but no such attachments were included. Please provide us with the communications requested by prior comment 2.
Response 1. We have attached written communications available to the Registrant. All other communication with respect to potential investors took place verbally in between the Registrant and potential investor.

Summary of Financial Information, page 8

Comment 2. We note your response to prior comment 4. However, your disclosure indicates that the data as of December 31, 2015 is derived from your "unaudited interim financial statements," but your financial statements indicate that the period ending December 31, 2015 was audited and was your fiscal-year end. Please revise.
Response 2. We have revised our disclosure to include the unaudited interim consolidated financial statements for the period ended June 30, 2016 and our audited financial statements for the year ended December 31, 2015.

Selling Stockholders, page 19

Comment 3. We note your revised disclosure in response to prior comment 6; however, it is our understanding from publicly available information that Mr. Ng is affiliated with an entity named "The Stareast Group." We also note the "PT Stareast" entity listed on page 53. Please expand your response to address these affiliations of Mr. Ng.
Response 3. We have expanded and revised our disclosure to clarify that our CEO, Chairman and controlling shareholder Mr. Edwin Witarsa Ng, is the controlling shareholder owning 80% of P.T. Stareast Sejahtera Group, another Indonesian corporation ("Stareast Sejahtera"), which has an equity interest of 40% in Stareast Asset Management but has no representation on its Board of Directors nor does Mr. Ng have either: (i) any control over the business or management of Stareast Asset Management; or (ii) any voting or dispositive powers with respect to Stareast Asset Management's shares. Mr. Ng. disclaims beneficial ownership in Stareast Asset Management's equity interest in the Company.

Comment 4. We note your revisions to the table. Please clarify how PT Stareast is offering an aggregate of one million shares when it beneficially owned only 640,000 shares prior to the offering, as disclosed here.
Response 4. We corrected the table to reflect that P.T Stareast owns beneficially 640,000 shares of common stock and offers 640,000 shares of common stock in this offering.

Description of Business, page 23

Our E-Commerce Portal KinerjaPay.com, page 24

Comment 5. Please clarify why you deleted the transaction and customer data in response to prior comment 11. While we note the added disclosure that from inception through April 2016, you were solely engaged in capital raising activities, the deleted information and information that remains on page 50 suggests that you were also engaged in operating activities during that time. Given this, it continues to be unclear how you intend to generate revenue from your business and why you did not generate revenues in prior periods. Please revise to clarify. Also revise to clarify when you began offering your services; your response suggests you began operations recently but the disclosure on page 50 indicates you conducted operations during 2015.
Response 5. We have further revised and clarified the disclosure in response to this comment and make reference to the Form 8-K filed by the Registrant on September 7, 2016. While the Registrant indeed began operating activities in May 2016, it did not have in place the infrastructure to conduct billing and collections.
As a result, on August 22, 2016, the Registrant's wholly-owned Indonesian subsidiary, PT Kinerja Pay Indonesia, entered into an addendum (the "Addendum"), effective as of July 1, 2016, between the Registrant and its wholly-owned subsidiary with PT. Kinerja Indonesia, which is the licensor of the Registrant's E-Commerce Portal, kinerjapay.com, as well as provider of services to the Registrant and its subsidiary under separate Service Agreement dated February 19, 2016. Similar to the disclosure contained in the Form 8-K, we have added disclosure in the S-1/A under "Our E-Commerce Portal . . " as follows:

"On August 22, 2016, the Registrant's wholly-owned Indonesian subsidiary, PT Kinerja Pay Indonesia, entered into an addendum (the "Addendum"), effective as of July 1, 2016, between the Registrant and its subsidiary, on the one hand, and PT. Kinerja Indonesia. Pursuant to the Addendum, the Registrant's subsidiary agreed to utilized certain payment services of PT. Kinerja Indonesia as described below. The reason for entering into the Addendum was due to the fact that the PT. Kinerja Indonesia has already successfully established the requisite infrastructure for billing, collections, payments and related payment services (the "Payment Services") in the furtherance of its various businesses, including its e-Wallet and Web Portal business that were the subject of the License Agreement between the Registrant and PT Kinerja Indonesia dated December 1, 2015, in lieu of PT. Kinerja Pay devoting the time, efforts and resources to develop its own Payment Services, which the Registrant recently determined would not only delay its ability to timely commence billing and collections as well as be unnecessarily duplicative of the Payment Service infrastructure in place at PT Kinerja, but would also require incurring costs in hiring and maintaining additional personnel.

Pursuant to the terms of the Addendum, in consideration for the payment of an administrative fee of US$200 per month, PT Kinerja Indonesia shall: (i) collect payments from the users of the licensed web portal, Kinerjapay.com, including cash deposits, bank transfers, debit cards payments, credit cards payments, and other forms of payment for transactions related to purchases or payments made for the use of PT. Kinerja Pay's licensed web portal; and (ii) distribute the appropriate payments to vendors, less the commissions chargeable (the "Commissions") for all transactions generated by the users while using the licensed web portal, kinerjappay.com, following receipt of payments made by the vendors, which Commissions shall then be paid to PT. Kinerja Pay Indonesia. The Registrant reasonably expects that it will receive payment of these Commission beginning in the 3rd quarter of 2016 and thereafter."

Patents, Trademarks, Intellectual Property, Licenses, page 26

Comment 6. We note your disclosure added in response to prior comment 12. Please expand your response to clarify the source of protection for your licensed "proprietary technologies and intellectual property." Your revised disclosure should clearly explain why the licensed technology is "proprietary" and why it is considered "intellectual property." Also, although the license may be perpetual, the duration of the underlying intellectual property protection is unclear. Please revise.
Response 6. We have revised and expanded the following paragraphs under renamed subheading "Proprietary Technology, Domain Name and Licenses" as follows:

We will endeavor to protect our propriety technology, domain name, customer base and trade secrets to the extent reasonably and commercially practicable because such protection may be considered as critical to our success. To that end, we will rely principally on the laws in Indonesia and, to a lesser extent on available international protection, if any.

We plan to register our domain name both domestically and internationally, but have not yet done so, nor can there ban any assurance that we will be able to do so or that such registration will be adequate. As we expand our markets, we may seek to further protect our proprietary rights, to the extent that they may exist, a process that can be both expensive and time consuming and may not be successful. If we are unable to register or protect our domain name, we could be adversely affected in any jurisdiction in which our trademarks and/or domain names are not registered or protected.

Market for Common Equity . . ., page 29

Market Information, page 29

Comment 7. Please revise your disclosure to include the interim period for which you have provided financial statements in this registration statement. See Regulation S-K Item 201(a)(1)(iii).
Response 7. We have included the Market Information of our common stock for the interim periods ended March 31, 2016 and June 30, 2016.

Index to Financial Statements

Comment 8. We note that contrary to your response to prior comment 15, common shares have not been retroactively restated to reflect a one-for-thirty (1:30) basis reverse split in your audited financial statements at and for the years ended December 31, 2015 and 2014. Please give retroactive effect of this split in your next amendment to this filing.
Response 8. We have retroactively restated the audited financial statements at and for the years ended December 31, 2015 and 2014 to reflect the one-for-thirty (1:30) reverse split.

Notes to Financial Statements

Note 1. The Company and Significant Accounting Policies

Comment 9. We note in your responses to prior comments 16 and 17 that references to revenues during 2015 have been deleted throughout the document. However, if you had no revenues in 2015 tell us why the statement "Our Kinerja.com platform was launched in February 2015 but has already achieve significant market acceptance evidenced by more than 13,000 users/customers and more than 78,000 e-commerce transactions in 2015" was not removed and appears on pages 4, 26 and 50 of the amended filing. If that statement is accurate, please revise this note to disclose the nature and significant terms of your planned revenue transactions as well as your accounting policy for each transaction disclosed and provide us with specific references to the authoritative US GAAP you considered when determining the propriety of the revenue recognition policies disclosed in your amendment to this filing. Otherwise, please eliminate all disclosures from the filing that imply you generated revenues during 2015. This comment also applies to the interim financial statements presented.
Response 9. We have removed the statement ""Our Kinerja.com platform was launched in February 2015 but has already achieve significant market acceptance evidenced by more than 13,000 users/customers and more than 78,000 e-commerce transactions in 2015" on page 4 under subheading "Prospectus Summary", on page 26 under subheading "Sales and Marketing and on page 50 under subheading "Management's Analysis of Financial Condition and Plan of Operation." We have removed all references throughout the document that imply we have generated revenues including disclosure in our interim financial statements.

Directors, Officers, Promoters and Control Persons, page 53

Comment 10. Your response to prior comment 22 states that you revised the disclosure regarding Mr. Pranata's business experience, but no changes were made. Please revise to provide the disclosure requested by prior comment 22. Please also revise to clarify Mr. Rahardjo's business experience from August 2015 until April 2016.
Response 10. We corrected our disclosure to reflect that Mr. Pranata held the position of Finance Director from September 2009 to December 2013 at Yupi Indo Jelly Gum, the Indonesia's biggest candy manufacturer with world-wide distribution in Asia, North America, Europe and the Middle East.
We also expanded disclosure related to Mr. Rahardjo's business experiences during the period August 2015 to April 2016 when Mr. Rahardjo worked as an independent business consultant providing IT and management consulting services startup companies in Singapore.

Security Ownership . . ., page 56

Comment 11. We note your response to prior comment 24. Given your disclosure in footnote 1 on page 30 that the shares held by PT Kinerja Indonesia do have voting rights, please revise your beneficial ownership table to include the referenced 1,333,333 shares. Please refer to Regulation S-K Item 403(a) and Rule 13d-3 of the Exchange Act.
Response 11. We have revised our disclosure and included the 1,333,333 shares held by PT Kinerjay Indonesia. We have also filed Schedule 13D for Mr. Ng on September 7, 2016.

Item 16. Exhibits and Financial Statement Schedules, page 61

Comment 12. We note your response to prior comment 27. However, some of your exhibits incorporated by reference do not appear in the documents to which you refer. For example, we note that you attempt to incorporate Exhibit 10.1 by reference to a Form S-1 filed February 8, 2012, but the registration statement filed on that date does not include that exhibit. Please revise.
Response 12. We have revised our disclosure and incorporated by reference exhibit 10.1 titled "Patent Sales Agreement" to Form S-1/A as filed with the SEC on January 3, 2012.

Comment 13. We note that Exhibit 3.1(ii) filed in response to prior comment 28 is dated January 15, 2016, but that the information statement related to these amendments was filed two weeks later, on January 29, 2016. Please clarify how you complied with Regulation 14C in adopting these amendments to your articles prior to filing and mailing an information statement related to the amendments. Note, in particular, the 20-day period referenced in Exchange Act Rule 14c-2(b).
Response 13. We have attached Exhibit 3.1(ii) as filed with the Secretary of State of Delaware. The amendment to the Certificate of Incorporation was filed with the Secretary of State of Delaware after the joint written consent of the board of directors and majority consenting shareholder, which is dated January 15, 2016, but was inadvertently filed by the corporate service on January 21, 2016, prior to mailing the information statement to the Company's shareholder and prior to the 20-day period referenced in the Exchange Act rule 14c-2(b).

Exhibit 3.2

Comment 14. Please tell us why the signature portion of the exhibit purporting to evidence your bylaws refers to "Kinder Holding Corp." instead of your name. Please file your bylaws as an exhibit. We further note that this document was executed on July 1, 2016. If this document amended your bylaws, please tell us why you did not file a Form 8-K disclosing amendments to your bylaws. See Item 5.03 to Form 8-K.
Response 14. We have corrected this clerical mistake and filed a Form 8-K with disclosure under Item 5.03 on September 7, 2016. We have incorporated our bylaws by reference to this Form S-1/A.

Sincerely,

/s/ Edwin Witarsa Ng

CEO